Exhibit 12.1

Statement Regarding

SFN Group, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands, except ratios)

The following tables sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	Three months Ended	Year Ended
	March 28, 2010	December 27, 2009	December 28, 2008	December 30, 2007	December 31, 2006	January 1, 2006
(Losses) earnings :
(Loss) income from continuing
operations before income taxes	$(6,098)	$(7,001)	$(141,270)	$46,476	$33,931	$34,312
Add:
Interest expense	1,461	4,126	5,703	3,746	1,965	3,205
Estimated operating lease interest (b)	561	2,215	2,838	2,411	2,422	2,414
Total (losses) earnings available for
fixed charges	$(4,076)	$(660)	$(132,729)	$52,633	$38,318	$39,931
Fixed Charges:
Interest expense	1,461	4,126	5,703	3,746	1,965	3,205
Estimated operating lease interest (b)	561	2,215	2,838	2,411	2,422	2,414

Total fixed charges	$2,022	$6,341	$8,541	$6,157	$4,387	$5,619
Ratio of earnings to fixed charges	(a)	(a)	(a)	8.55	8.73	7.11

(a)	The losses available for fixed charges for the three months ended March 28, 2010, and the years ended December 27, 2009 and
December 28, 2008 were inadequate to cover the total fixed charges. The coverage deficiencies in earnings available for fixed charges for a one-to-one ratio for the three months ended March 28, 2010, and the years ended December 27, 2009 and
December 28 2008 were: $6,098, $7,001 and $141,270, respectively.
(b)	The estimated interest portions of operating leases were calculated based upon the company's lease portfolio and cost of borrowing.